



John Higgins · 2nd

President, CEO at CALYX Cultivation Tech. Corp.

Houston, Texas · 290 connections · **Contact info**

Calyx Cultivation Tech. Corp.

 **Purdue University**

Experience

President and CEO

Calyx Cultivation Tech. Corp.

Sep 2017 – Present · 2 yrs 6 mos

Houston, Texas Area

As the President/CEO of illumiPure Corp. and Calyx Cultivation Tech. Corp., John C. Higgins leads a research and development team that creates LED solutions for the medical, horticulture and commercial lighting market. illumiPure manufacturers LED semiconductors and fixtures that are anti-microbial and antifungal. Calyx is a domestic research and development company for LED grow products. Higgins has a proven ability to identify a need in the market place for innovative technology and then designing a solution that is cost effective and sustainable.

President and CEO

NEUTEX Advanced Energy Group, Inc.

Sep 2007 – Oct 2017 · 10 yrs 2 mos

Houston, Texas Area

NEUTEX LED and NAEG are domestic manufacturers of LED Lighting for the commercial and residential market. NEUTEX earned national attention as one of the first manufacturing companies to "reshore" their manufacturing of LED technology from China to Houston.

Education

Purdue University

Green Belt, Lean 6 Sigma, Graduate

2017 – 2018

Streetwise MBA 2015

Business Administration and Management, General

Skills & Endorsements

Leadership · 7

Joe Miller and 6 connections have given endorsements for this skill

Research and Development (R&D)

Management · 7

Matthew Davis, MA(CE) CLSSG and 6 connections have given endorsements for this skill

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